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SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2003

FALCONBRIDGE LIMITED

(Translation of registrant's name into English)

Suite 1200, 95 Wellington Street West
Toronto, Ontario
M5J 2V4

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                            Form 20-F    ☐                            Form 40-F    ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]                             Yes    ☒                            No    ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3920.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED (Registrant)
February 26, 2003	By:	/s/ P.D. Lafrance P.D. Lafrance — Assistant Secretary

FALCONBRIDGE
Falconbridge Limited Suite 1200, 95 Wellington Street West Toronto, Canada M5J 2V4 Telephone 416/956-5700 Telex 065-24211 Rapidfax 956-5757

FOR IMMEDIATE RELEASE

FALCONBRIDGE ANNOUNCES TWO-MONTH SHUTDOWN OF
ZINC REFINERY AT KIDD METALLURGICAL SITE IN MID-2003
Shutdown due to market and supply-related reasons

Toronto, Ontario, February 25, 2003 — Falconbridge Limited today announced that zinc refining operations located at the Kidd Metallurgical site in Timmins, Ontario, will shut down for eight weeks this summer for market and supply-related reasons. The exact dates and the impact on the workforce will be discussed and communicated later in April once they are finalized.

"Zinc market conditions remain challenging," said Daniel Picard, General Manager of the Kidd Metallurgical Division. "The combination of low revenue from treatment charges and metal premiums, high operating costs and low metal prices has made it more attractive to take an extended maintenance and summer shutdown."

The Kidd zinc refining plant normally supplements the zinc concentrate supply from the Kidd Mine by acquiring external concentrate, mainly from regional sources in Quebec, and occasionally from offshore sources, primarily in South America. "However, this custom feed business is only economic when concentrate treatment terms and operating costs are favorable," Picard said.

The shutdown of the zinc plant will offset the feed shortfall for 2003 and will allow the refinery to build up inventory and operate well into next year. If the same market conditions prevail in 2004, Falconbridge would consider shutting down the zinc plant again next summer.

The previously planned two-week maintenance shutdown in May will now occur during this outage. A summer shutdown allows any required maintenance to be completed and avoids high operating costs due to seasonal plant restraints, vacation scheduling and energy costs.

"We will of course continue to evaluate other options to mitigate the effect of this summer's shutdown. However, we have limited flexibility in the short term given the market conditions, the company's ability to reduce operating costs, as well as the performance of our own Kidd Mine," Picard commented.

The Kidd zinc operation has 297 employees.

Falconbridge Limited is a leading low-cost producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (59.5%) and by other investors (40.5%).

For further information:

Media:
Caroline Casselman, Director, Communications & Public Affairs (416) 956-5781,
ccasselman@falconbridge.com

Investor Relations:
Denis Couture, Vice President, Communications & Public Affairs (416) 956-5706,
denis.couture@toronto.norfalc.com

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SIGNATURES
FALCONBRIDGE ANNOUNCES TWO-MONTH SHUTDOWN OF ZINC REFINERY AT KIDD METALLURGICAL SITE IN MID-2003 Shutdown due to market and supply-related reasons